SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 29, 2002

MAXXAM INC.

(Exact name of Registrant as Specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

1-3924

(Commission File Number)

95-2078752

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 5. Other Events.

Attached as Exhibits 99.1 and 99.2 are press releases dated January 30, 2002 and issued by Kaiser Aluminum Corporation ("KAC"), the registrant's 62%-owned subsidiary, and the registrant, respectively, in connection with the deferral of the release of the 2001 fourth quarter earnings for both the KAC and the registrant, and KAC's decision not to make an interest payment on a series of notes.

In addition, effective January 29, 2002, KAC entered into a Waiver and Consent Agreement with the financial institutions that are parties to KAC's Credit Agreement dated as of February 15, 1994, as amended. The Waiver and Consent Agreement is incorporated by reference as Exhibit 99.3 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM INC.
(Registrant)


Date: January 31, 2002

By: /s/ Bernard L. Birkel
Bernard L. Birkel
Secretary

EXHIBIT INDEX

Exhibit 99.1:   KAC Press Release dated January 30, 2002 (incorporated herein by reference to Exhibit 99.1 to KAC's Report on Form 8-K dated January 29, 2002 (the "Kaiser Form 8-K")

*Exhibit 99.2:   Registrant's Press Release dated January 30, 2002

Exhibit 99.3:   Waiver and Consent Agreement, dated as of January 29, 2002, among KAC, the financial institutions party thereto, and Bank of America, N.A., as agent (incorporated herein by reference to Exhibit 99.2 to the Kaiser Form 8-K)

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* Included with this filing

January 30, 2002

Media: Josh Reiss
(713) 267-3740
Investors: Ron Kurtz
(713) 267-3686

MAXXAM TO DEFER EARNINGS ANNOUNCEMENT

HOUSTON, Texas (January 30, 2002) – MAXXAM Inc. (AMEX: MXM) is deferring the release of its fourth-quarter financial results. The previously scheduled date was January 31.

MAXXAM is taking this step as a result of the decision of Kaiser Aluminum Corporation (NYSE: KLU) to defer its fourth-quarter earnings announcement, and not make the $25.5 million interest payment on its 12-3/4% Senior Subordinated Notes scheduled for February 1, 2002. Kaiser Aluminum also announced that it is considering restructuring alternatives that could result in the non-payment of principal and interest due February 15 on Kaiser Aluminum's 9-7/8% Senior Notes due 2002 and interest due April 15 on Kaiser Aluminum's 10-7/8% Senior Notes due 2006. (Additional detail on Kaiser Aluminum's announcement can be found in a press release issued this afternoon by Kaiser Aluminum.)

MAXXAM expects to issue its fourth-quarter financial results at about the time Kaiser Aluminum issues its earnings results. A new date has yet to be set by Kaiser Aluminum.

MAXXAM directly and indirectly holds approximately 62 percent of Kaiser Aluminum.

153-013002

Company press releases may contain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The company cautions that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary materially from those expressed or implied in the forward-looking statements as a result of various factors.